

Mail Stop 4561

May 19, 2009

Mr. James J. McEntee, III
Chief Executive Officer and President
Alesco Financial, Inc.
Cira Centre
2929 Arch Street
17th Floor
Philadelphia, PA 19104

      Re: Alesco Financial, Inc.
              Form 10-K for the year ended December 31, 2008
              Filed 03/05/09
              File No. 001-32026

Dear Mr. McEntee:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                              Sincerely,

                              Linda van Doorn
                              Senior Assistant Chief Accountant